Exhibit 11

Noven Pharmaceuticals, Inc.
Computation of Earnings per Share
(in thousands except per share amounts)

	2001	2000	1999

Basic earnings:
Net income	$12,091	$19,634	$10,460
Weighted average number of common shares outstanding	22,367	21,914	21,508

Basic earnings per share	$0.54	$0.90	$0.49

Diluted earnings:
Net income	$12,091	$19,634	$10,460
Weighted average number of common shares outstanding	22,367	21,914	21,508
Potential dilution on exercise of stock options	1,144	1,335	389

Weighted average number of common shares outstanding, as adjusted	23,511	23,249	21,897

Diluted earnings per share	$0.51	$0.84	$0.48

88